Issuer Free Writing Prospectus
Dated December 1, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-142900
Xerox Corporation
Pricing Term Sheet and Information Supplement

Issuer:	Xerox Corporation	Xerox Corporation	Xerox Corporation
Security Description:	Senior Notes	Senior Notes	Senior Notes
Distribution:	SEC Registered	SEC Registered	SEC Registered
Size:	$1,000,000,000	$650,000,000	$350,000,000
Coupon:	4.250%	5.625%	6.750%
Maturity:	February 15, 2015	December 15, 2019	December 15, 2039
Offering Price:	99.808%	99.725%	99.588%
Yield to Maturity:	4.289%	5.661%	6.782%
Spread to Benchmark Treasury:	+225 bps	+237.5 bps	+250 bps
Benchmark Treasury:	2.125% due November 30, 2014	3.375% due November 15, 2019	4.500% due August 15, 2039
Benchmark Treasury Yield	2.039%	3.286%	4.282%
Ratings:	Baa2 (stable) / BBB (watch negative) / BBB (negative outlook)	Baa2 (stable) / BBB (watch negative) / BBB (negative outlook)	Baa2 (stable) / BBB (watch negative) / BBB (negative outlook)
Interest Payment Dates:	February 15, August 15	June 15, December 15	June 15, December 15
Beginning:	August 15, 2010	June 15, 2010	June 15, 2010
Record Dates:	February 1, August 1 preceding relevant Interest Payment Date	June 1, December 1 preceding relevant Interest Payment Date	June 1, December 1 preceding relevant Interest Payment Date
Make-Whole Call:	T + 35 bps	T + 35 bps	T + 37.5 bps
Trade Date:	December 1, 2009	December 1, 2009	December 1, 2009
Settlement Date:	December 4, 2009 (T+ 3)	December 4, 2009 (T+ 3)	December 4, 2009 (T+ 3)
CUSIP:	984121 BZ5	984121 CA9	984121 CB7

Joint Book-Running Managers:	Banc of America Securities LLC	Banc of America Securities LLC	Banc of America Securities LLC
	Citigroup Global Markets Inc.	Citigroup Global Markets Inc.	Citigroup Global Markets Inc.
	J.P. Morgan Securities Inc.	J.P. Morgan Securities Inc.	J.P. Morgan Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.
	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.
	HSBC Securities (USA) Inc.	HSBC Securities (USA) Inc.	HSBC Securities (USA) Inc.
	UBS Securities LLC	UBS Securities LLC	UBS Securities LLC

Co-Managers:	Mizuho Securities USA Inc.	Mizuho Securities USA Inc.	Mizuho Securities USA Inc.
	PNC Capital Markets LLC	PNC Capital Markets LLC	PNC Capital Markets LLC
	U.S. Bancorp Investments, Inc.	U.S. Bancorp Investments, Inc.	U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Use of Proceeds
The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $1.98 billion. We intend to use the net proceeds from this offering to repay all or a portion of Affiliated Computer Services, Inc.’s (“ACS”) senior credit facility upon completion of the merger and any remaining amounts to fund a portion of the cash consideration for our acquisition of ACS and to pay certain fees and expenses relating to the merger.
Underwriting
We estimate that our total expenses of this offering will be approximately $1.80 million.
Affiliates of each of the underwriters have committed to provide us with interim financing in the aggregate amount of $3.00 billion. These commitments will be reduced to approximately $1.02 billion upon consummation of this offering.

This information updates and supersedes the information in our Preliminary Prospectus Supplement, Subject to Completion dated December 1, 2009 (To Prospectus Dated December 1, 2009).
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 800-294-1322, Citigroup Global Markets Inc. toll free at 877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.